Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
September 28, 2004.

Item 3	News Release
The news release was disseminated on September 28, 2004 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change
Silver Standard Resources Inc. is pleased to announce the approval of its Nasdaq National Market listing application. Silver Standard's shares will commence trading on The Nasdaq National Market on October 12, 2004 under their existing trading symbol, SSRI.

Item 5	Full Description of Material Change
See attached news release 04-12.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
September 28, 2004.

September 28, 2004	Trading Symbols:
News Release 04-12	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD RECEIVES APPROVAL FOR NASDAQ NATIONAL MARKET LISTING

Vancouver, B.C. - Silver Standard Resources Inc. is pleased to announce the approval of its Nasdaq National Market listing application. Silver Standard's shares will commence trading on The Nasdaq National Market on October 12, 2004 under their existing trading symbol, SSRI.

Silver Standard is among the premier publicly-traded primary silver companies in North America and is focused on the acquisition, exploration and development of silver-dominant projects. With a quality portfolio of core properties in the development pipeline in Argentina, Mexico, Chile, the United States and Australia, Silver Standard controls measured and indicated silver resources of 403.6 million ounces and inferred silver resources of 446.4 million ounces. Silver Standard currently has 48.6 million shares issued, US$37 million in cash, 1.95 million ounces of silver bullion currently valued at US$12.7 million, marketable securities currently valued at US$4.6 million and nominal debt.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.